Exhibit to Accompany
Item 77J (b)
Form N-SAR
Columbus Funds, Inc.
(the "Funds")


According to the provisions of Statement of Position 93
 - 2 (SOP93 - 2) "Determination, Disclosure and Financial
Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, " the
Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at September 30, 2004,in the Columbus Corporate
Opportunity Fund ( the "Fund"), reclassifications were recorded to increase undistributed net investment income by $1,876 and decrease paid-in-capital by $1,876.

This reclassification has no impact on the net assets of the Fund and it is designed to present the Fund's accumulated net realized income and gain accounts on a tax basis.